

December 11, 2012

Stephen Garland
Chief Executive Officer
Heatwurx, Inc.
6041 South Syracuse Way, Suite 315
Greenwood Village, CO 80111

>   **Re: Heatwurx, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 14, 2012**
>   **File No. 333-184948**

Dear Mr. Garland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We refer to your prospectus cover page and disclosure on page 2 and elsewhere indicating that you are selling units in the offering. Please revise the fee table to reflect these units. Also revise footnote (1) to clarify the paragraph of rule 457 on which you are relying.

Prospectus Cover Page

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   * Describe how and when a company may lose emerging growth company status;

   * Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note your disclosure regarding a concurrent resale offering of common stock by selling shareholders for which you have included alternate pages for use in a separate prospectus. Expand the cover page and elsewhere, as appropriate, to disclose how the price of the shares being offered by the selling stockholders differs from the price of the shares you are offering in this underwritten offering.

Prospectus Summary, page 1

5. Please revise to disclose the price that your founders paid to Mr. Giles in the acquisition transaction. Please also discuss the historical development of the business and the technology during the past three years, including discussion of the "predecessor" entity. Please also revise to explain whether your founders have any present involvement with the business or retain an ownership stake. To the extent that the founders have no association with the business, please revise to explain the circumstances surrounding their disassociation.

6. We note your statement that you are an "Original Equipment Manufacturer of asphalt preservation and repair equipment;" however, your disclosures on pages 4 and 23

indicate that you outsource all of your manufacturing to a single manufacturer. Please revise to clarify the nature of your business operations.

Risk Factors, page 3

7.   Please include a risk factor that describes the risk to purchasers in your underwritten offering of the risk that, once your common stock becomes listed on the NYSE MKT exchange, investors will be able to purchase from selling shareholders in the concurrent offering at the market price rather than the fixed, underwritten offering price.

Management's Discussion and Analysis..., page 18

8.   Please tell us why you use April 16, 2011 as the date of incorporation throughout the filing rather than the actual date of incorporation of March 29, 2011. Also, please reconcile with the presentation in the Statement of Stockholder's Equity.

Critical Accounting Policies and Estimates, page 19

Stock-Based Compensation, page 19

9.   Please revise to include a discussion of the judgments considered in determining each of the assumptions used in the Black-Scholes option-pricing model in determining the fair value of stock option grants in the 12 months before the proposed offering. In this regard, please specifically discuss how you determined the fair value of your common stock at each stock option issuance date.   Please also tell us how you considered any issuances of preferred stock during the period.

10.   Please provide a specific discussion of each significant factor contributing to the difference between the estimated fair value of your stock and the offering price of $5.00 allocated to the common stock for each issuance in the 12 months prior to the contemplated IPO.

Results of Operations, page 20

Revenue, page 20

11.   You state that revenue "decreased" from the nine months ended September 30, 2011 to the nine months ended September 30, 2012. However, it appears that revenue actually increased. Please revise as appropriate. In addition, please clarify if the sales made in the nine months ended September 30, 2012 were prototype units.

12.   Please revise to include a discussion of the components of revenue for the year ended December 31, 2011 and 2010 and provide an indication of any changes in composition,

Stephen Garland
Heatwurx, Inc.
December 11, 2012
Page 4

volume or price of units sold during those periods.   Refer to Item 303(a)(3) of
Regulation S-K.

Selling General and Administrative Expenses, page 20

13.   Please revise to quantify each item you list as contributors to the increase in selling
general and administrative expenses.

Business, page 23

14.   Please revise to disclose the steps you must take in order to "fully" commercialize and
the timeline for doing so.

15.   Please provide us with independent, objective support for your statements here and in
your Prospectus Summary that you believe that your equipment, technology and
processes are innovative, eco-friendly, and provide savings over other processes. Please
also provide independent, objective support for your disclosure on page 27 concerning
the effectiveness of your equipment and the quality of your design. In addition, please
revise your Business disclosure to describe briefly any disadvantages associated with
infrared heating technology and/or your products.

AASHTO TIG 2012, page 23

16.   Please refer to Rule 436(a) and file as an exhibit the consent of the Utah Department of
Transportation for the quotations you include in this section.

Sources and Availability of Raw Materials, page 26

17.   We note your disclosures on pages 4 and 26 concerning your reliance on a single
manufacturer of your equipment. Please revise to identify this sole supplier. Please refer
to Regulation S-K, Item 101(h)(4)(vi).

Intellectual Property, page 27

18.   With a view toward clarified disclosure, please tell us why the U.S. Patent Office rejected
your first patent application.

Security Ownership, page 34

19.   We note the disclosures in footnotes 6 and 7 to the table concerning the beneficial
holdings of Mr. Yorke and Mr. Kirby. Please refer to Regulation S-K, Item 403(a) and
revise the table so that it reflects the beneficial holdings of each beneficial owner rather
than including separate disclosure for the holdings of each entity controlled by these
individuals.

Certain Relationships and Related Transactions, page 36

20.   Please refer to Regulation S-K, Item 404(d), including instruction 1 to Item 404(d), and revise to disclose all applicable related-party transactions, including, without limitation, the asset purchase agreement with Mr. Giles as well as your stock purchase, loan, voting and other agreements with related persons.

Underwriting, page 40

21.   We note your disclosure on page 40 that "of the 225,000 units, 200,000 are being sold by the underwriter." Please tell us whether the selling stockholder owns units or holds any warrants that could be sold directly to the underwriter. To the extent that the selling stockholder does not own units or hold warrants, please tell us the manner in which the underwriters will obtain these units and warrants.

Financial Statements, page F-1

22.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Statement of Operations, page F-4

23.   Please revise to reconcile net income to income available to common shareholders on the face of the income statement. Refer to SAB Topic 6B.

Statements of Stockholder's Equity, page F-5

24.   Please revise to show for each stock issuance, the date and number of shares of stock issued, the dollar amount assigned to the consideration received for equity, the nature of any noncash consideration and the basis for assigning such amounts to the consideration. Refer to FASB ASC 915-215 for development stage entities.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

25.   We see that revenue is recognized when the equipment is shipped and collection is reasonably assured. Please tell us specifically how you apply SAB Topic 13 to your arrangements. In that regard, please revise to disclose when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.

Note 4. Acquisition, page F-11

26.   We reference the statement that you entered into an Asset Purchase Agreement with an individual who is a current stockholder. Please tell us how you considered SAB Topic 5G in your accounting for this transaction.

27.   We see that you allocated the entire purchase price for the Heatwurx transaction to IPR&D. In that regard, we see that you also acquired all trademarks and trade names, domain names, patent applications, customer relationships, etc. Please tell us how you considered allocating the purchase price to these other assets acquired. Refer to FASB ASC 805-20-55.

28.   We reference the disclosure that you recognized the estimated fair value of contingent consideration as $0. Please revise to disclose basis for determining the fair value of the contingent consideration and an estimate of the range of outcomes. Refer to FASB 805-30-50-1(c).

Selling Stockholder Prospectus Cover Page, page SS-2

29.   Note that Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price you intend to sell the shares listed in this prospectus. We will not object if you disclose that the securities will be sold at the disclosed fixed price until your shares are listed on the NYSE MKT and thereafter at prevailing market prices or privately negotiated prices.

Selling Stockholder, page SS-3

30.   Given the nature and size of the offering, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Also, in your response, please address specifically whether Messrs. Giles, Yorke and Kirby should not be identified as underwriters. Please also tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. For guidance, refer to Compliance and Disclosure Interpretation 612.09 of Securities Act Rules, available on the Commission's website.

31.   We note that numerous selling shareholders appear in each of the separate tables presented on pages SS-3 through SS-6. Please revise to consolidate the information in the multiple tables into one table that reflects, in a single line for each individual selling shareholder, all of the common shares that holder is offering.

Sale of Securities and Plan of Distribution, page SS-7

32.   We note your description of the two offerings as "concurrent." Please revise this section, the prospectus cover page and elsewhere as appropriate to disclose when the selling stockholders will be able to commence the resale of their shares. In this regard, it is unclear whether the selling stockholders will be able to sell pursuant to the selling stockholder registration statement prior to the underwriter's placement of the units in the firm commitment offering.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

33.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountant with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amada Ravitz
Assistant Director

cc (via e-mail): Howard J. Kern